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                       January 18, 2024

       Koichi Ishizuka
       Chief Executive Officer
       Next Meats Holdings, Inc.
       3F 1-16-13 Ebisu Minami Shibuya-ku
       Tokyo, Japan

                                                        Re: Next Meats
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2022
                                                            Filed September 29,
2022
                                                            File No. 000-56167

       Dear Koichi Ishizuka:

               We issued comments to you on the above captioned filing on June 14, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by February 1, 2024.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact Kevin Stertzel at 202-551-3723 or Kevin Woody at 202-551-3629 with any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing